K&L GATES LLP STATE STREET FINANCIAL CENTER ONE LINCOLN STREET BOSTON, MA 02111 T +1 617 261 3100 F +1 617 261 3175 klgates.com

April 17, 2015
Karen Rossotto
Senior Counsel
Division of Investment Management
Securities Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:	Evanston Alternative Opportunities Fund File Numbers 333-191847; 811-22904

Dear Ms. Rossotto:
On behalf of Evanston Alternative Opportunities Fund (the “Fund”), we submit this letter in response to comments received by telephone on March 18, 2015 from the staff of the Securities and Exchange Commission (the “SEC”) with respect to the Fund’s post-effective amendment number 1 to the Fund’s Registration Statement on Form N-2 filed on February 12, 2015 (the “Registration Statement”).  Any terms not defined herein have the meanings ascribed to them in the Registration Statement.
The Fund acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Fund. The Fund acknowledges that any comments or changes to disclosure in the filing provided by the SEC staff, acting pursuant to delegated authority, do not foreclose the SEC from taking any action with respect to the filing, and the Fund represents that it will not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
Set forth below are the staff’s comments and the Fund’s responses.
Prospectus
Comment 1:  Please add a cross-reference to the section titled “The Offering and Purchase of Shares” after the following sentence, which is included under the section titled “The Offering”:  “The Fund offers and sells two separate classes of shares of beneficial interests (the “Shares”) designated as Class A (“Class A Shares”) and Class I (“Class I Shares”) in larger minimum denominations (compared to open-end mutual funds) to Eligible Investors (primarily higher net worth individual and institutional investors), as defined below.”
Response:  The requested change has been made.

Comment 2:  Under the section titled “The Offering” it states that “Investors who purchase Shares in the offering, and other persons who acquire Shares and are admitted to the Fund by its Board of Trustees . . ., will become shareholders of the Fund.”  Please clarify the role of the Board with respect to admitting investors in the Fund.
Response:  The sentence has been revised as follows:
Investors who purchase Shares in the offering, and other persons who acquire Shares and are admitted to the Fund ~~by its Board of Trustees (each individually a “Trustee” and collectively the “Board”)~~, will become shareholders of the Fund (the “Shareholders”).  The Fund’s Board of Trustees (the “Board” and each trustee, a “Trustee”) is responsible for overseeing that Shareholders are Eligible Investors and may delegate this responsibility to the Administrator (as defined below) and/or the Adviser.
Comment 3:  Under the section titled “Management Fee,” review and confirm that the disclosure about the expiration of the management fee waiver makes clear that the waiver will only be in effect for one month after effectiveness.
Response:  The Fund has reviewed the disclosure and believes that it is complete and accurate as written.
Comment 4:  Under the section titled “Expense Limitation Agreement,” confirm that the Expense Limitation Agreement will continue.
Response:  Supplementally, the Fund notes that the Expense Limitation Agreement shall automatically renew for one-year terms and may be terminated by the Adviser or the Fund upon thirty (30) days’ prior written notice to the other party.  The Fund confirms that there is no current intent by the Fund or the Adviser to terminate the Expense Limitation Agreement.
Comment 5:  Under the sections titled “Repurchases of Shares by the Fund” and “Repurchases of Shares,” please specify on which calendar quarter the Fund intends to commence its first tender offer.
Response:  In response to the staff’s comment, the relevant paragraph has been revised as follows:
At the discretion of the Board and provided that it is in the best interests of the Fund and Shareholders to do so, the Fund intends to provide a limited degree of liquidity to the Shareholders by conducting repurchase offers generally quarterly, with a Valuation Date (as defined below) on or about March 31, June 30, September 30 and December 31 of each year. ~~The Fund intends to conduct its first tender offer during the fifth calendar quarter after the commencement of the Fund’s operations~~.  In each repurchase offer, the Fund may offer to repurchase its Shares at their NAV as determined as of approximately March 31, June 30, September 30 and December 31, of each year, as applicable (each, a “Valuation

Date”).  The Fund intends to commence its first tender offer period on or about June 30, 2015, with an anticipated Valuation Date of September 30, 2015.
Comment 6:  Under the section titled “Risk Factors - Fees and Expenses,” please add a cross-reference to the fee table after the following sentence: “The Fund’s expenses thus may constitute a higher percentage of net assets than expenses associated with other types of investment entities.  Class A Shares and Class I Shares are subject to different fees and expenses.”
Response:  The requested change has been made.
Comment 7:  Please confirm that the completed fee table will be provided prior to effectiveness.
Response:  The Fund confirms that the completed fee table will be provided prior to effectiveness.
Comment 8:  Under the Section titled “Advisory Agreement,” please provide the date of the Fund’s first semi-annual report.
Response:  In response to the staff’s comment, the relevant sentence has been revised as follows:
A discussion regarding the basis for the approval of the Advisory Agreement is available in the Fund’s first semi-annual report to Shareholders for the period ended September 30, 2014.
Comment 9:  Please confirm that the updated Related Performance Appendix will be provided prior to effectiveness.
Response:  The Fund confirms that the updated Related Performance Appendix will be provided prior to effectiveness.
Comment 10: On page A-2 of the Related Performance Appendix, please remove the 3-Year Annualized Returns.
Response:  The requested change has been made.
Statement of Additional Information
Comment 11: With respect to fundamental investment restriction number 5, please add a description of what the 1940 Act requires with respect to making loans.
Response:  In response to the staff’s comment, the following clarifying disclosure has been added as a new sentence in the paragraph below the investment restrictions:

With respect to restriction (5), although the 1940 Act does not prohibit the Fund from making loans, SEC staff interpretations currently prohibit funds from lending more than one-third of their total assets.
Comment 12: With respect to John Rowsell, the trustee table indicates that he is a partner at Canyon Road Capital.  Please confirm that he is an independent trustee.
Response:  The Fund confirms that Mr. Rowsell is an independent trustee.
Comment 13:  Under “Leadership Structure and Board of Trustees”, please review Item 18, Instruction 5(a) of Form N-2 and revise the disclosure as appropriate.
Response:  In response to the staff’s comment, the following disclosure has been added:
Mr. Meister serves as the Chairman of the Board.  Mr. Rowsell serves as the Board’s Lead Independent Trustee.  The Board believes that this Board leadership structure is the optimal structure for the Fund at this time. Since the Chairman has the most extensive knowledge of the various aspects of the Fund’s business and is directly involved in managing both the day-to-day operations and long-term strategy of the Fund, the Board has determined that Mr. Meister is the most qualified individual to lead the Board and to serve in the key position as Chairman. The Board has also concluded that this structure allows for efficient and effective communication with the Board.  As noted above, the Board has designated Mr. Rowsell as Lead Independent Trustee of the Fund. In this capacity, he serves as liaison between the Independent Trustees and the Chairman, and performs such other duties as the Independent Trustees shall from time to time determine.
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We believe that this submission fully responds to your comments. Please feel free to call me at any time at 617-261-3246.
Sincerely, /s/ Clair E. Pagnano Clair E. Pagnano
cc:	Scott Zimmerman Evanston Capital Management, LLC Michael S. Caccese K&L Gates LLP

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